FOR IMMEDIATE RELEASE	Filed pursuant to Rule 433
Registration Statement No. 333-163784
December 6, 2010

ARGENTINA ANNOUNCES BRADY BOND EXCHANGE OFFER

December 6, 2010; BUENOS AIRES – The Republic of Argentina (“Argentina”) today announced an invitation (the “Invitation”) to the owners of each series of bonds specified in the table below (collectively, the “Brady Bonds”), to tender their Brady Bonds in exchange for certain new securities (collectively, the “New Securities”) and a cash payment (the “Cash Payment”), subject to the terms and conditions described in the EU Prospectus and the US Prospectus referred to below.

Series of Brady Bonds	Outstanding Principal Amount	ISIN
U.S. dollar Collateralized Fixed Rate Bonds due 2023 (USD Par Series L) (“USD Par Bonds”)	U.S.$185,047,000	XS0043119147 and XS0043119576

U.S. dollar Collateralized Floating Rate Bonds due 2023 (USD Discount Series L) (“USD Discount Bonds” and, together with the USD Par Bonds, the “USD Brady Bonds”)	U.S.$77,900,000	XS0043118172 and XS0043118339

Deutsche Mark Collateralized Fixed Rate Bonds due 2023 (DM Par Series) (“DM Par Bonds”)	€46,417,633	DE0004103007

Deutsche Mark Collateralized Floating Rate Bonds due 2023 (DM Discount Series) (“DM Discount Bonds” and, together with the DM Par Bonds, the “DM Brady Bonds”)	€7,756,298	DE0004103015

The Invitation is being extended to holders of Brady Bonds in the United States on the basis of a prospectus dated April 13, 2010 and a prospectus supplement dated December 3, 2010 (collectively, the “US Prospectus”) filed with the U.S. Securities and Exchange Commission (“SEC”) and to holders of Brady Bonds in Argentina, Luxembourg, Germany and Italy on the basis of a separate prospectus dated December 3, 2010 (the “EU Prospectus” and, together with the US Prospectus, the “Prospectus”).  The Invitation being extended under the above documents and the related electronic acceptance notices and/or letters of transmittal (collectively, the “Invitation Materials”) constitute one and the same Invitation.

Argentina is making the Invitation in order to restructure and cancel the Brady Bonds, to release Argentina from any related claims, including any administrative, litigation or arbitral claims, and to terminate legal proceedings against Argentina in respect of the tendered Brady Bonds, in consideration for the issuance of New Securities and the Cash Payment.  The Invitation is part of a broader program, including the exchange offer launched by Argentina in April 2010, implemented by Argentina to manage its external liabilities.

Concurrently with the Invitation, Argentina is soliciting consents from the holders of Brady Bonds of each series to vote in favor of resolutions (the “Resolutions”) approving certain proposed amendments (the “Proposed Amendments”) to the collateral pledge agreements entered into in connection with the issuance of the USD Brady Bonds and the DM Brady Bonds and in addition, in the case of the DM Brady Bonds, to the meeting and amendment provisions set forth in the DM Brady Bonds and the related fiscal agency agreement to reflect the adoption in 2009 of the German Bondholder Act.  The Resolutions will be considered in separate meetings (the “Bondholders’ Meetings”) to be held for each series of Brady Bonds.  By tendering Brady Bonds in the Invitation, holders will (a) authorize the information, exchange and tabulation agent, as their representative, to vote, at the Bondholders’ Meeting or any adjournment thereof for that series of Brady Bonds, in favor of the Proposed Amendments, (b) irrevocably appoint Wilmington Trust FSB, the custodian, as their agent to receive and hold in trust the cash proceeds (the “Cash Proceeds”) resulting from the liquidation of the collateral (the “Brady Collateral”) securing the principal of their tendered Brady Bonds, (c) agree to the liquidation procedures described in the Prospectus and (d) waive all rights to any collateral securing payment of the interest on their Brady Bonds.

Subject to the terms and conditions of the Invitation, holders who tender their Brady Bonds will receive a combination of the following New Securities, the principal amount of which will vary depending on the series of Brady Bonds tendered:

·	U.S. dollar-denominated discount bonds due December 31, 2033 (“Discounts”);

·	U.S. dollar-denominated 8.75% global bonds due 2017 (“2017 Globals”); and

·	U.S. dollar-denominated GDP-linked securities expiring no later than December 15, 2035 (“GDP-linked Securities”).

Holders will also receive a Cash Payment in U.S. dollars, if they tender USD Brady Bonds, or partly in euro and partly in U.S. dollars, if they tender DM Brady Bonds.

In particular, holders that tender USD Brady Bonds will receive the following:

1.
An original principal amount of Discounts equal to the product of (x) the Brady Residual Amount of the Brady Bonds tendered, times (y) 0.337, with such principal amount of Discounts adjusted for capitalized interest as described in the Prospectus.   The “Brady Residual Amount” of any tendered Brady Bonds will be equal to the difference of (x) the outstanding principal amount of such Brady Bonds, minus (y) the portion of the Cash Proceeds of the liquidation of the Brady Collateral that is attributable to such tendered Brady Bonds minus (z) the interest accrued on such Brady Bonds on or after December 31, 2001, as to which the holders of the Brady Bonds of such series received payment from the liquidation of the collateral securing such interest;

2.
A principal amount of 2017 Globals equal to the product of (x) the original principal amount of Discounts received in exchange for the tendered Brady Bonds in the Invitation, times (y) 0.2907576, which represents the interest that would have been paid in cash on such Discounts with respect to the period from December 31, 2003 to but excluding December 31, 2009 if those Discounts had been issued as of and accrued interest from and including December 31, 2003 to but excluding December 31, 2009;

3.	A notional amount of GDP-linked Securities equal to the Brady Residual Amount of the Brady Bonds tendered; and

4.
A Cash Payment in U.S. dollars equal to the total of (w) the portion of the Cash Proceeds that is attributable to the Brady Bonds tendered, plus (x) the amount of interest payable in cash that would have accrued for the period from and including December 31, 2009 to but excluding December 31, 2010 on the Discounts received in the Invitation, had those Discounts been issued as of December 31, 2009, plus (y) the amount of interest that would have accrued on the principal amount of 2017 Globals received in the Invitation for the period from and including June 2, 2010 to but excluding December 2, 2010, had those 2017 Globals been issued as of June 2, 2010, minus (z) an exchange fee of U.S.$0.004 per U.S.$1.00 in Brady Residual Amount of the Brady Bonds tendered.

Holders that tender DM Brady Bonds will receive a combination of New Securities and a Cash Payment that will be determined by Argentina to approximate, based on the relative prices of the 2010 Discounts (as defined below) denominated in euro and U.S. dollars and the 2010 GDP-linked Securities (as defined below) denominated in euro and U.S. dollars fixed by Argentina for purposes of the Invitation (each such price, a “reference price”) and the exchange rates established by Argentina for purposes of the Invitation, the principal amount of Discounts, 2017 Globals, GDP-linked Securities and cash that they would have if (A) they first received from Argentina in the Invitation 2010 Discounts denominated in euro, 2017 Globals denominated in U.S. dollars and 2010 GDP-linked Securities denominated in euro; (B) they then sold their 2010 Discounts and 2010 GDP-linked Securities denominated in euro at their respective reference prices and used the proceeds of those sales to purchase Discounts and GDP-linked Securities, respectively, denominated in U.S. dollars, at their respective reference prices; and (C) they received a Cash Payment (1) in euro representing the total of (x) the Cash Proceeds attributable to their tendered DM Brady Bonds, plus (y) the accrued interest on the original principal amount of 2010 Discounts denominated in euro they would have received, minus (z) the exchange fee and (2) in dollars with respect to accrued interest on the 2017 Globals they receive in the Invitation.

The Discounts, 2017 Globals and GDP-linked Securities issued in the Invitation will be governed by New York law and will have the same economic terms as the corresponding Discount Bonds due December 31, 2033 (“2010 Discounts”) denominated in U.S. dollars, the 8.75% Global Bonds due 2017 denominated in U.S. dollars and the GDP-linked Securities expiring no later than December 15, 2035 (“2010 GDP-linked Securities”) denominated in U.S. dollars issued by Argentina in June and September 2010 in its April 2010 exchange offer.  However, Argentina cannot assure tendering holders that the Discounts and 2017 Globals issued in the Invitation will be fungible for trading purposes with the corresponding securities issued in the April 2010 exchange offer, because this will depend on the trading prices of the Discounts and 2017 Globals on their issuance date or dates.

Argentina has not set any limit on the principal amount of Discounts or 2017 Globals or the notional amount of GDP-linked Securities that may be issued pursuant to the Invitation or on the aggregate amount of Cash Payments that it will make pursuant to the Invitation.

Current Schedule relating to the Invitation:

·	December 3, 2010 – Publication of Prospectus. Announcement of the terms of the Invitation.

·	December 6, 2010 – Invitation commences.

·
December 6, 2010 through December 29, 2010 – The Invitation is open during this period unless Argentina extends the submission period or terminates the Invitation earlier, in each case for one or more series of Brady Bonds.  Holders of Brady Bonds may submit tenders by following the tender procedures described in the Invitation Materials.  All tenders of Brady Bonds will be irrevocable and may not be withdrawn except under certain limited circumstances.

·
December 29, 2010 – At 5:00 P.M. (Central European time) (the “Expiration Date”), the submission period ends and the Invitation expires, unless Argentina extends the submission period or terminates the Invitation earlier, in each case for one or more series of Brady Bonds.  After this date, holders may no longer submit tenders.

·
December 30, 2010 – At or around 6:00 P.M. (Central European time) (the “Announcement Date”), or as soon as practicable thereafter, and unless it has terminated the Invitation earlier, Argentina will determine in its sole discretion whether to accept tenders and will announce the preliminary results of the Invitation, including the approximate aggregate principal amount of Brady Bonds tendered and accepted by Argentina for exchange and, subject to the effectiveness of the Proposed Amendments, Argentina’s preliminary calculation of the aggregate amount of each series of New Securities to be issued and Argentina’s preliminary estimate of the aggregate amount of the Cash Payments.  The Announcement Date may be postponed by Argentina for any reason, including if the submission period is extended.  If Argentina extends the submission period for some but not all series of Brady Bonds, it will make an initial announcement of the preliminary results as to all series for which the submission period has ended and one or more additional announcements shortly after the conclusion of the submission period for each other series of Brady Bonds.

·
January 7, 2011 – Meetings of the holders of each series of USD Brady Bonds are held. If the Resolutions are passed with respect to either or both series of USD Brady Bonds and the Amendment Condition (as defined in the Prospectus) is satisfied, then the Proposed Amendments to the USD collateral pledge agreement will be entered into and become effective as to the applicable series of USD Brady Bonds.  If a quorum is not present at a meeting, Argentina may adjourn the meeting as described in the Prospectus.

·
January 10, 2011 – Meetings of the holders of each series of DM Brady Bonds are held.  If the Resolutions are passed with respect to either or both series of DM Brady Bonds and the Amendment Condition is satisfied, then the Proposed Amendments to the DM collateral pledge agreement, DM Brady Bonds and DM fiscal agency agreement will be entered into and become effective approximately 30 calendar days thereafter.  If a quorum is not present at a meeting, Argentina may adjourn the meeting as described in the Prospectus.

·
Promptly after the Amendment Condition is satisfied – If the Amendment Condition is satisfied as to any series of Brady Bonds, the settlement process will begin for the tendered Brady Bonds of that series.  Settlement may occur on different dates for each series of Brady Bonds.  The estimated settlement dates for each series of Brady Bonds, if the Resolutions are passed at the first meeting of the holders of such Brady Bonds, are set forth below:

Series	Expected Settlement Dates
USD Par Bonds	January 27, 2011
USD Discount Bonds	January 27, 2011
DM Par Bonds	February 14, 2011
DM Discount Bonds	February 14, 2011

However, settlement is subject to the satisfaction of certain conditions described in the Prospectus and may be delayed significantly beyond the dates indicated above.

During settlement, the tendered Brady Bonds will first be cancelled and then holders will receive, by credit to their accounts (or the accounts of their intermediaries) at the clearing systems, the New Securities and Cash Payment to which they are entitled.

The schedule set out above is subject to change.

Announcements with respect to the Invitation (including announcements with respect to the termination, extension, withdrawal or amendment of the Invitation) will be made on the Invitation Website (http://www.bondcom.com/argentina), on the website of the Luxembourg Stock Exchange (http://www.bourse.lu), by press release issued to Bloomberg News and Thomson Reuters News Service, and through publication in the form and manner required in certain jurisdictions outside the United States.

Application has been made to list each series of New Securities on the Luxembourg Stock Exchange and to have the New Securities admitted to trading on the Euro MTF market of the Luxembourg Stock Exchange.  The Luxembourg Stock Exchange’s alternative Euro MTF market is a multilateral trading facility for the purposes of the Markets in Financial Instruments Directive (MiFID) 2004/39/EC.  Application will also be made to list the New Securities on the Buenos Aires Stock Exchange and to have the New Securities admitted to trading on the Mercado Abierto Electrónico.  However, there can be no guarantee that any such listing will be completed before the settlement date for the Invitation or at all.

None of Argentina, the information, exchange and tabulation agent or the custodian has expressed any opinion as to whether the terms of the Invitation are fair.  In addition, none of the clearing systems through which holders may tender their Brady Bonds has expressed any opinion as to whether the terms of the Invitation are fair.  None of Argentina, the information, exchange and tabulation agent or the custodian makes any recommendation that holders tender their Brady Bonds for exchange or refrain from doing so pursuant to the Invitation, and no one has been authorized by Argentina, the information, exchange and tabulation agent or the custodian to make any such recommendation.  Holders must make their own decision as to whether to tender Brady Bonds in exchange for New Securities or refrain from doing so, and, if holders do tender Brady Bonds, the principal amount of Brady Bonds to tender.

WHERE TO GET INFORMATION

Bondholder Communications Group LLC is acting as information, exchange and tabulation agent for the Invitation.  The Invitation is not being made hereby, but instead is being made pursuant to the Invitation Materials.  Copies of the US Prospectus, the EU Prospectus and the other Invitation Materials can be obtained online at http://www.bondcom.com/argentina and by contacting the information, exchange and tabulation agent at one of the telephone numbers below.  The information, exchange and tabulation agent will answer questions regarding tender procedures from clearing system participants, custodians and holders of Brady Bonds in physical form.

The information, exchange and tabulation agent for the Invitation is:

Bondholder Communications Group LLC
Attn: Roberta Alvarez
E-mail: ralvarez@bondcom.com
Invitation Website: http://www.bondcom.com/argentina

In New York: 30 Broad St., 46th floor New York, NY 10004 Tel: +1 212 809 2663 Fax: +1 212 437 9827	In London: 28 Throgmorton London EC2N 2AN Tel: +44 (0)20 7382 4580 Fax: +44 (0)20 7067 9329

In Germany: Tel: 0800 180 2501 Fax: 0800 180 2501	In Italy: Tel: 800 789 917 Fax: 800 789 917

_________________

The US Prospectus, i.e., the prospectus dated April 13, 2010 and the prospectus supplement dated December 3, 2010 comprising the Invitation, are available on the SEC’s website at http://www.sec.gov/.

Argentina has filed a registration statement (including the US Prospectus) with the SEC for the Invitation to which this communication relates and the offer and sale of any securities in the Invitation will be made in the United States by means of such registration statement.  Before you participate in the Invitation, you should read the US Prospectus and other documents Argentina has filed with the SEC for more complete information about Argentina and this Invitation.  You may get these documents for free by visiting EDGAR on the SEC website at http://www.sec.gov.  Alternatively, the information, exchange and tabulation agent will arrange to send you the prospectus supplement and the prospectus if you request it by calling one of the telephone numbers specified above.

JURISDICTIONAL RESTRICTIONS

General

This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be a sale of the securities referenced in this communication in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Argentina is making the Invitation only in those jurisdictions where it is legal to do so.  The Invitation is void in all jurisdictions where it is prohibited.  If materials relating to the Invitation come into your possession, you are required by Argentina to inform yourself of, and observe, all of these restrictions.  The materials relating to the Invitation do not constitute, and may not be used in connection with, an offer or solicitation in any place where offers or solicitations are not permitted by law.  Holders of Brady Bonds should carefully review the US Prospectus or the EU Prospectus, as applicable.  Argentina has not authorized anyone to give holders any other information, and Argentina takes no responsibility for any other information that others may give to holders.

European Economic Area

This communication is an advertisement for the purposes of applicable measures implementing Directive 2003/71/EC of the European Parliament (such Directive, together with any applicable implementing measures in the relevant home Member State under such Directive, the “Prospectus Directive”).  A prospectus prepared pursuant to the Prospectus Directive has been published, which can be obtained online at http://www.bondcom.com/argentina and by contacting the exchange and information agent.  For answers to questions concerning the terms of the Invitation, holders may contact the information, exchange and tabulation agent at the telephone number mentioned above.  Investors should not subscribe for any securities referred to in this document except on the basis of information contained in the Prospectus.

At the request of Argentina, the Prospectus has been approved by the competent authority in Luxembourg and “passported” into Germany and Italy.

In relation to each other member state of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) an offer of the New Securities to the public in that Relevant Member State will not be made prior to the publication of a prospectus in relation to the New Securities which has been approved by the competent authority in that Relevant Member State or, where required, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except, with effect from and including the Relevant Implementation Date:

·	to qualified investors (as defined in the Prospectus Directive or implementing legislation in the Relevant Member State) (“Qualified Investors”);

·	to fewer than 100 natural or legal persons (other than Qualified Investors); or

·	in any other circumstances which do not require the publication by the issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of New Securities to the public” in relation to any New Securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the New Securities to be offered so as to enable an investor to decide to purchase or subscribe the New Securities, as the same may be varied in that member state by any measure implementing the Prospectus Directive in that member state.

In any Relevant Member State that has implemented the Prospectus Directive other than Luxembourg, Germany and Italy, this communication is only addressed to and directed at Qualified Investors in that Relevant Member State.

Belgium

The Invitation does not constitute a public offering within the meaning of Article 3, §2 of the Belgian Law of June 16, 2006 on public offering of securities and admission of securities to trading on a regulated market (the “Prospectus Law”) nor pursuant to Article 6 of the Belgian Law of April 1, 2007 on takeover bids (the “Takeover Law”).  The Invitation is exclusively conducted under applicable private placement exemptions and has therefore not been, and will not be, notified to, and no Invitation Material has been, or will be, approved by, the Belgian Banking, Finance and Insurance Commission (Commission bancaire, financière et des assurances/Commissie voor het Bank-, Financie- en Assurantiewezen).

Accordingly, the Invitation as well as any Invitation Materials may only be advertised, offered or distributed in any way, directly or indirectly, to any person located and/or resident in Belgium who qualify as “Qualified Investors” as defined in Article 10, §1, of the Prospectus Law and as referred to in Article 6, §3, 2°, of the Takeover Law, and who are acting for their own account, or in other circumstances which do not constitute a public offering in Belgium pursuant to the Prospectus Law and the Takeover Law.

Canada (Ontario and Québec Only)

The New Securities may only be offered to investors located in the provinces of Ontario and Québec.

The Invitation will be made in Canada on a private placement basis only and will be exempt from the requirement that Argentina prepare and file a prospectus with the relevant Canadian securities regulatory authorities.  Accordingly, any resale of the New Securities must be made in accordance with applicable securities laws that may require resales to be made in accordance with exemptions from registration and prospectus requirements.  Tendering holders are advised to seek legal advice prior to any resale of the New Securities.

Each Canadian investor who participates in the Invitation will be deemed to have represented to Argentina that:

·
the Invitation was made exclusively through the Invitation Materials and was not made through this communication or any other advertisement of the Invitation in any printed media of general and regular paid circulation, radio, television or telecommunications, including electronic display, or any other form of advertising in Canada;

·	the investor has reviewed and acknowledges the resale restrictions referred to above;

·	where required by law, the investor is participating in the Invitation as principal for its own account and not as agent; and

·
the investor or any ultimate investor for which such investor is acting as authorized agent is entitled under applicable Canadian securities laws to participate in the Invitation without the benefit of a prospectus qualified under such securities laws, and without limiting the generality of the foregoing, the investor, or any ultimate investor for which such investor is acting as agent, is an “accredited investor”, as that term is defined in National Instrument 45-106 – Prospectus and Registration Exemptions.

In addition, each recipient of New Securities resident in Ontario who receives an exchange confirmation, by the tendering holder’s receipt thereof, will be deemed to have represented to Argentina that such tendering holder: (a) has been notified by Argentina (i) that Argentina is required to provide information (“personal information”) pertaining to the tendering holder as required to be disclosed in Schedule I of Form 45 106F1 (including its name, address, telephone number and the number and value of any of the New Securities received), which Form 45 106F1 is required to be filed by Argentina under NI 45 106, (ii) that such personal information will be delivered to the Ontario Securities Commission (the “OSC”) in accordance with NI 45 106, (iii) that such personal information is being collected indirectly by the OSC under the authority granted to it under the securities legislation of Ontario, (iv) that such personal information is being collected for the purposes of the administration and enforcement of the securities legislation of Ontario, and (v) that the public official in Ontario who can answer questions about the OSC’s indirect collection of such personal information is the Administrative Assistant to the Director of Corporate Finance at the OSC, Suite 1903, Box 5520, Queen Street West, Toronto, Ontario M5H 3S8, Telephone: (416) 593-8086; and (b) by receiving New Securities, has authorized the indirect collection of the personal information by the OSC.

Further, the tendering holder acknowledges that its name, address, telephone number and other specified information, including the amount of New Securities it has acquired, may be disclosed to other Canadian securities regulatory authorities and become available to the public in accordance with the requirements of applicable laws.  By acquiring New Securities, the tendering holder consents to the disclosure of such information.

Denmark

The Invitation and the Invitation Materials do not constitute a prospectus under Danish law and have not been filed with or approved by the Danish Financial Supervisory Authority as the Invitation and the Invitation Materials have not been prepared in the context of a public offering of securities in Denmark within the meaning of the Danish Securities Trading Act or any Executive Orders issued pursuant thereto.  The Invitation will only be directed to qualified investors as defined in section 2 of the Danish Prospectus Order no. 223/2010.  Accordingly, the Invitation and the Invitation Materials may not be made available to any other person in Denmark nor may the New Securities otherwise be marketed and offered for sale in Denmark.

France

No prospectus (including any amendment, supplement or replacement thereto) prepared in connection with the offering of the New Securities has been approved by the French Autorité des marchés financiers or by the competent authority of another State that is a contracting party to the Agreement on the European Economic Area and notified to the French Autorité des marchés financiers; no New Securities have been offered or sold nor will be offered or sold, directly or indirectly, to the public in France; the Invitation Materials relating to the New Securities have not been distributed or caused to be distributed and will not be distributed or caused to be distributed to the public in France; such offers, sales and distributions have been and shall only be made in France to qualified investors (investisseurs qualifiés) other than individuals investing for their own account, as defined in Articles L. 411-2, D. 411-1, D. 411-2, D. 734-1, D.744-1, D. 754-1 and D. 764-1 of the Code monétaire et financier.  The direct or indirect distribution to the public in France of any so acquired New Securities may be made only as provided by Articles L. 411-1, L. 411-2, L. 412-1 and L. 621-8 to L. 621-8-3 of the Code monétaire et financier and applicable regulations thereunder.

Hong Kong

No person or entity may issue or have in its possession for the purposes of issue any advertisement, invitation or document relating to the New Securities, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to New Securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571) and any rules made thereunder.

Ireland

The Invitation is addressed exclusively to:

·	legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

·
any legal entity which has two or more of (i) an average of at least 250 employees during the last financial year, (ii) a total balance sheet of more than EUR 43,000,000 and (iii) an annual turnover of more than EUR 50,000,000 as shown in its last annual or consolidated accounts;

·	any other individual or entity authorized in Ireland as a qualified investor within the meaning of the Prospectus Directive;

and each person who initially acquires any New Securities or to whom any offer is made under the Invitation on the basis of any of the above will be deemed to have represented, acknowledged and agreed that it is a “qualified investor” within the meaning of Article 2(1)(e) of the Prospectus Directive and that it is not acquiring the New Securities with a view to their resale in Ireland to any person other than a qualified investor.

In the case of any New Securities being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, such financial intermediary will also be deemed to have represented, acknowledged and agreed that the New Securities acquired by it in the Invitation have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to persons in circumstances which may give rise to an offer to the public other than their offer or resale to qualified investors as so defined.  Argentina will rely upon the truth and accuracy of the foregoing representation, acknowledgement and agreement.

“Prospectus Directive” means Directive 2003/71/EU of the European Parliament and the Council of November 4, 2003 and any relevant implementation measures in Ireland.

The Netherlands

The New Securities may not be offered or sold, directly or indirectly, in the Netherlands, other than to qualified investors (gekwalificeerde beleggers) within the meaning of Article 1:1 of the Dutch Financial Supervision Act (Wet op het financieel toezicht).

Portugal

The Invitation Materials have not been and will not be registered or approved by the Portuguese Securities Market Commission (Comissão do Mercado dos Valores Mobiliários) nor has a prospectus recognition procedure been commenced with the Portuguese Securities Market Commission, and therefore the Invitation is not addressed to investors resident and/or located in Portugal and cannot be made to the public in Portugal or under circumstances which are deemed to be a public offer under the Portuguese Securities Code (Código dos Valores Mobiliários) and other securities legislation and regulations applicable in Portugal.  In addition, the Invitation Materials and other offer materials are only being publicly distributed in the jurisdictions where it is lawful to do so and may not be publicly distributed in Portugal, nor may any publicity or marketing activities related to the Invitation be conducted in Portugal.

The Invitation is not addressed to holders of Brady Bonds resident and/or located in Portugal, and no tenders from holders of Brady Bonds resident and/or located in Portugal will be accepted, other than to holders are that are qualified investors (investidores qualificados), as defined in articles 30 and 110-A of the Portuguese Securities Code, in which case the Invitation can be made through a private placement (oferta particular), in accordance with the relevant provisions of the Portuguese Securities Code.

Any future offer to present proposals for the repurchase of the Brady Bonds to be conducted in Portugal will not be registered or approved by the Portuguese Securities Market Commission nor will a prospectus recognition procedure be commenced with the Portuguese Securities Market Commission and therefore proposals for the repurchase of the Brady Bonds will not be accepted from the general public in Portugal under circumstances which are deemed to be a public offer under the Portuguese Securities Code and other securities legislation and regulations applicable in Portugal.

Singapore

The Invitation is made only to and directed at, and the New Securities are only available to, persons in Singapore who are existing bondholders of bonds previously issued by Argentina.  The Invitation is not an offer, sale or invitation of the New Securities to any other person in Singapore.  Subscriptions for the New Securities will not be accepted from any person in Singapore other than persons in Singapore who are existing bondholders of bonds previously issued by Argentina.

Spain

Neither the New Securities nor the Prospectus have been approved or registered in the administrative registries of the Spanish Securities Market Commission (Comisión Nacional del Mercado de Valores). Consequently, the New Securities may not be offered in Spain except in circumstances which do not constitute a public offer of securities in Spain within the meaning of Article 30bis of the Spanish Securities Market Law of 28 July 1988 (Ley 24/1988, de 28 de julio, del Mercado de Valores), as amended and restated, and supplemental rules enacted thereunder, or otherwise in reliance of an exemption from registration available thereunder.

United Kingdom

This communication is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (e) of the Order (all such persons together being referred to as “relevant persons”).  The New Securities are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such New Securities will be engaged in only with, relevant persons.  Any person who is not a relevant person should not act or rely on this document or any of its contents.